KRYS BOYLE, P.C.
                              Attorneys at Law
Telephone                  Suite 2700 South Tower                 Facsimile
(303) 893-2300             600 Seventeenth Street            (303) 893-2882
                         Denver, Colorado  80202-5427


                               June 13, 2006



Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

     Re:    All-American SportPark, Inc.
            Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended December 31, 2004

            Form 10-QSB for the Fiscal Quarter Ended March 31, 2006 Filed May 22, 2006
            File No. 0-24970

Dear Mr. Moran:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated June 6, 2006 (the "Comment Letter") regarding All-American SportPark, Inc. The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7.  Financial Statements

Report of Independent Registered Public Accounting Firm, page 26

     1. We note the revisions to Form 10-KSB, as amended, and the related disclosure of your restatements to fiscal years 2002 through 2004 in Note 1(e) on pages F-7 through F-11. However, the report issued by the independent registered public accounting firm has not been revised as required to include a reference to the restatements. Please coordinate with your independent registered public accounting firm so that they can revise their report to include an explanatory paragraph relating to the restatements with a reference to the related note disclosure. The date of the audit report should also be revised, as deemed appropriate, to reference the work performed on the financial statements by the independent accounting firm as a result of the restatements. Refer to AU Sections 530, 560 and 561 of the Codification of Statements on Auditing Standards by the AICPA, as adopted in the Interim Auditing Standards issued by the PCAOB.




June 13
Page 2

      In response to this comment, the Company intends to file a further amendment to its Form 10-KSB for the year ended December 31, 2004 to include a revised report of the independent registered public accountants as follows:


                        REPORT OF INDEPENDENT REGISTERED
                            PUBLIC ACCOUNTING FIRM


Board of Directors
All-American SportPark, Inc.
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of All-American SportPark, Inc. and Subsidiary (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity deficiency and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.





June 13, 2006
Page 3


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1d to the consolidated financial statements, the Company has had recurring losses from continuing operations, and has a working capital deficit and substantial shareholders' equity deficiency at December 31, 2004; these factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1d. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed, in Note 1e to the consolidated financial statements, the Company's 2004 financial statements have been restated.


PIERCY BOWLER TAYLOR & KERN


Certified Public Accountants & Business Advisors
A Professional Corporation
Las Vegas, Nevada
March 25, 2005, except for Note 1e as to which the date is April 5, 2006

                               * * * * * * * *

Item 13, Exhibits, page 24

     2. We noted that you did not file electronically with Amendment No. 1 to Form 10-KSB for the year ended December 31, 2004, an updated consent from your independent registered public accounting firm. Please file this consent on EDGAR. Refer to Item 601(b)(23) of Regulation S-B.

     A new, currently dated consent of the independent registered public accounting firm will be filed with the amendment.

                               * * * * * * * *

     As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


June 13, 2006
Page 4


     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Attached hereto is the written statement you have requested.

                               * * * * * * * *

      Please contact the undersigned if you have any questions or need any additional information in connection with the above.


                                    Very truly yours,

                                    KRYS BOYLE, P.C.



                                    By:/s/ James P. Beck
                                       James P. Beck



cc: All American SportPark, Inc.
    Piercy Bowler Taylor & Kern






                          ALL-AMERICAN SPORTPARK, INC.
                         6730 South Las Vegas Boulevard
                            Las Vegas, Nevada  89119



                                 June 13, 2006


United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549


Ladies and Gentlemen:

     On behalf of All-American SportPark, Inc. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                ALL-AMERICAN SPORTPARK, INC.


                                By: /s/ Ronald S. Boreta
                                    Ronald S. Boreta, President